Exhibit "99"

SOPHEON PLC

PRELIMINARY RESULTS FOR THE YEAR TO 31 DECEMBER 2003
UPDATE ON FIRST QUARTER 2004

Sopheon plc ("Sopheon"), the international provider of software and services that improve the financial return from innovation and product development investments, announces its preliminary unaudited results for the year to 31 December 2003 and provides an update on 2004. Sopheon shares are traded on AIM in London and on the Euronext Amsterdam.

Highlights :

  LBITDA for the year more than halved to £4.1m (2002: £8.9m)
  Revenue for the year including units divested in 2003 was £6.7m (2002: £12.4m).

  Sopheon's flagship Accolade software solution continues to garner market recognition from customers, partners and analysts, and this is translating into orders. Version 5.0 was released, and by the end of the year Sopheon had over 30 licensed software customers. Revenues associated with Sopheon's proprietary software represented over 90% of continuing business compared to less than 10% before Accolade was launched.

  During the year the group took positive steps to restructure and focus on the software business based around Accolade, with the divestiture of the North American and German Information Management divisions and further adjustments made to the continuing business in the second half of the year. The cost base was dramatically reduced, and further funding was secured through the divestment activity, market placing and negotiation of a €10m equity line of credit.

  Sopheon was recognised by leading analyst firms such as Gartner, META Group, and AMR as a best-of-breed vendor in the product life cycle management (PLM) market. Sopheon's intellectual property protection also improved, with core patents approved in the US and in Europe.

  A further 14 transactions were closed in Q1 of 2004 comprising 7 proof-of-concept and consulting assignments, 4 new license sales and 3 extension orders to existing implementations.

Sopheon's Chairman, Barry Mence said: "2003 was a defining year for Sopheon. We concluded the sale of our IM businesses, which raised additional finances and together with other restructuring activity contained operational costs in a difficult market. These steps, and other funding activities completed over the last year allowed us to substantially reduce our losses, sustain our international profile and focus exclusively on growing our exciting software business, which we believe is well positioned to capitalise on market developments."

For further information contact:

Barry Mence, Chairman Arif Karimjee, CFO	Sopheon plc	Tel :	+ 44 (0) 1483 685 735
Adam Reynolds Andrew Tan	Hansard Communications	Tel :	+ 44 (0) 207 245 1100 + 44 (0) 7957 203 685
Barbara Jansen	Citigate First Financial	Tel :	+ 31 (0) 205 754 010

About Sopheon
Sopheon (LSE: SPE) is an international provider of software and services. The Sopheon Accolade product development system automates gate- or phase-based product development processes and provides strategic decision support that allows companies to improve innovation, cut product development spending waste and shorten time-to-market. Sopheon's Monitor software operates as a "reading robot" that automatically reviews, filters, analyzes and pushes relevant content to healthcare and engineering professionals to enable effective compliance with protocols, standards and regulations. Sopheon is listed on the AIM Market of the London Stock Exchange and on the Euronext in the Netherlands. For more information, please visit www.sopheon.com.

Sopheon preliminary results / page 2

Introduction

December 2003 marked the close to a year of progress and change, as well as disappointments and challenges, for Sopheon in its pursuit of strategic business objectives. During the year we transformed the shape of the group, successfully divesting our Information Management divisions in both North America and Germany, at the same time as making several changes to the group's financial structure. This has enabled us to focus on our core software business, based around our flagship product Accolade. In conjunction with these changes, LBITDA was more than halved to £4.1m (2002: £8.9m). We are recognized as a leading supplier of solutions that improve the financial return on innovation and product development investments, areas that continue to receive increasing attention and focus from corporations and commentators alike.

Results and Finance

Sopheon's consolidated revenues were £6.7m (2002: £12.4m) and the consolidated LBITDA was £4.1m (2002: £8.9m). The reported LBITDA does not include the profit on disposal of the divested businesses. Goodwill charges amounted to £4.6m (2002: £5.9m) for the year, offset by gains on divestment amounting to £3.6m (2002: £nil) and research and development tax credits amounting to £0.3m (2002: £0.1m). The resultant retained loss for the year was £5.5m (2002: £16.1m) reducing the loss per ordinary share to 6.3p (2002: 19.4p). This continues the trend of reduction from the 2001 retained loss of £34.6m.

In addition to securing funds from divestment activity, the company raised £1.5m during the year by way of private equity placing to meet ongoing working capital requirements and the costs of restructuring the group. In addition, the board secured approval for the extension of the maturity of the group's £2.6m convertible loan to June 2005. At the year-end, after deducting the convertible loan, the group reported consolidated net liabilities of £1.9m. Net current assets stood at £41,000 and gross cash resources £878,000. The directors are considering a range of options to propose to the holders of the convertible loan in the event that some or all of it remains unconverted at the time of maturity. The loan note has a conversion price of 12p per ordinary share, compared with market prices of 16p and 35p on 31 December 2003 and 30 March 2004 respectively. Alternatives include further extension of the maturity date and redemption at par. A change to the terms of the loan stock instrument would need to be put to a meeting of its holders. At this time it is not anticipated that the alternatives under consideration would require modification of the loan stock conversion price.

In addition, in December 2003 Sopheon concluded an agreement for a €10 million equity line of credit facility with GEM Global Yield Fund Limited, securing access to a source of equity-based funding over which the company retains a substantial degree of control. In the first quarter of 2004 £1.4m before expenses has been raised, with over £0.6m raised through the equity line in March, in addition to a market-driven placing for £0.8m in January. The board is well aware of shareholder concerns over potential dilution arising from use of the equity line and will remain controlled in its use of the instrument. Further issues of shares through the equity line facility may require shareholder approval for an increase in the directors' authority to issue and allot shares. This will be dependent on existing authorities held by the board at the time, the market price of Sopheon's shares and the amount being raised.

2003 Trading Summary

Our announcements through the third quarter of 2003 highlighted the unpredictable commercial environment and the tough trading conditions that continued to restrict business. In the fourth quarter we noted our perception that the investment climate in our market was at last improving, and in that quarter we set a record with 9 new license orders for Accolade, accompanied by an encouraging pick-up in interest for our Monitor module. Delays in converting certain substantial opportunities precluded us from reaching our stated year-end goal to be generating revenues in excess of our monthly cost base. Nevertheless, in 2003 Sopheon did business with over 50 customers, compared to just over 30 in the previous year, excluding the activities of its divested units. This total also excludes the users of our small-scale laboratory solution in the Netherlands.

Sopheon preliminary results / page 3

Accolade software is now being used in 11 countries, reflecting its appeal to our global clients. Sales cycle times have improved, dropping from 9 months as we entered 2003 to just over 6 months as the year came to a close.

Approximately 60% of revenues relate to businesses that were divested during the year, with the balance of 40% relating to our continuing software based business. Within this element, the proportion of revenue relating to Sopheon's own packaged products as opposed to bespoke and resold products, has grown from 40% in 2001 to over 90% in 2003.

On a consolidated basis, costs contracted by over twice the reduction in revenue, resulting in the substantial fall in consolidated LBITDA. Headcount was reduced to approximately 60 from 180 coming into the year, partly through divestment but also through rationalisation of resources across all parts of our business, implemented in the third quarter of 2003. Coupled with overhead controls, these actions brought the monthly cost base below £0.5m by the end of the year, before depreciation and amortization charges.

2003 was a very busy time with efforts focused on developing an emerging market. We expect that the market momentum resulting from industry's escalating recognition of the strategic importance of product life cycle management will bring a number of new competitors to our space. In our brief history, we have competed with a range of suppliers and have won with consistency. Going forward, we will need to work hard at maintaining a value proposition that differentiates Sopheon from other solutions providers and allows us to perpetuate Accolade's impressive historic success rates in competitive situations.

Update on first quarter of 2004

Progress continued in Q1 with new business being won from both new and existing clients. Some of the business that was pushed out at the end of 2003 has closed. Some also continues to be delayed. Notwithstanding the improving environment, accurate prediction of sales in an emerging market remains challenging. For this reason, and as previously mentioned, we strengthened our balance sheet with two further small share issues, one of which was through the GEM equity line. Specific aspects of Sopheon's business performance during the first quarter included the following:

  14 transactions were closed in the first quarter comprising 7 proof-of-concept and consulting assignments, 4 new license sales and 3 extension orders to existing implementations. The proof-of-concept activity includes one for Sopheon's Monitor solution introduced through Sopheon's relationship with Siemens SBS, and another underpinned by a substantial order for Accolade, conditional upon acceptance targeted for the second quarter.

  The Accolade client base remained positive and showed opportunity for revenue growth in two areas. First, early success with initial roll-outs is resulting in expansion of Accolade use to new business units or new process areas within existing clients. Second, we are seeing clients building on their initial Accolade implementation through the deployment of additional modules and services.

  Of the three substantial opportunities delayed from the final quarter of 2003, one was signed and accepted during this first quarter of 2004. Of the other two, one now looks decreasingly likely to be successful, and the decision on the other has been deferred to the second half of the year.

  Established business partners in Singapore and Germany continue to be active and contributed to Q1 sales. Other partner relationships are continuing to develop with consulting firms starting to engage Sopheon in proposals for their customers.

Taking Sopheon's maintenance and other recurring revenue streams together with other orders closed, including potential revenue from conditional contracts noted above, total 2004 revenues already visible at the end of the first quarter exceed 60% of the total revenues booked in 2003 for the continuing software business.

Sopheon preliminary results / page 4

Market

The market for Accolade continues to show growing acceptance by businesses and industry analysts alike, of the need for software that addresses automation and decision-support in product life cycle management ("PLM"). Accolade-specific validation has included best-of-breed designations from analyst firms Gartner, META Group, AMR Research and ARC Research. Accolade was also recently named a "Technology to Watch" by IT advisory group Collaborative Strategies and "Product of the Week" by Product Design and Development magazine, further attesting to market recognition of the significant value and growing market momentum of our solution.

We are continuing to see the positive impact of our strategy of tailoring our solutions to the unique process and decision-support needs of vertical industry segments. For example, during the past year we have captured market share in the specialty chemicals market. Approximately a third of our customers are in this sector, including some of the world's leading chemical producers. These provide an outstanding reference base and a solid foundation for future growth within this key market segment. In December we were awarded an enterprise-level commitment by one of the top-ten companies from this segment.

Another area of progress for Sopheon has been its growing involvement with partners. These relationships, which entail the provision of complementary products and services to support our clients' innovation and product development objectives, include work we have announced with organizations such as the Product Development Institute (PDI), Siemens Business Services and Deloitte Consulting. This is in addition to sales representation in Singapore and Germany, which have each made contributions to revenues. We plan to develop further the level of Sopheon partnership activity in 2004, in line with an anticipated increase in Accolade demand.

One of the principal reasons for Sopheon's confidence in the growth prospects for its business is the way in which our clients have accepted and adopted Accolade. Our product development solution continues to enjoy unusually high adoption and client satisfaction rates. We attribute this to the ease-of-use and embedded process guides that are among Accolade's most important differentiators.

Product Development and IPR

Sopheon Accolade version 5.0 was released in October 2003. It offers more than three dozen new or enhanced features, including industry-specific research centres that support assessment of product ideas and increase the quality of critical portfolio management decisions; tools that aid in project prioritization and corresponding alignment of resources; and new document routing and tracking features that enable compliance with Food and Drug Administration regulation 21 CFR Part 11 and other regulatory standards.

Sopheon holds patents relating to presentation of large domain search results, profiling, and the application of IT to language-intensive processes. All three areas benefit from US patent protection. In line with our vision of underpinning complex business processes such as product development with relevant knowledge management tools, planning is underway for integration of Sopheon's language-intensive capabilities into a future release of Accolade, where it will enhance cross-functional product development, helping teams in global companies create, publish and reuse deliverables and content.

Sopheon preliminary results / page 5

Board of directors and executive management team

Sopheon's group management and governance structure is divided between a Sopheon plc board of directors and an executive management board responsible for business operations. The Sopheon plc board remains unchanged with four non-executive directors and three executive directors, being the Executive Chairman, the CEO and the CFO. The executive management board is a team of six, which includes the three executive directors.

Outlook

Our assessment of the economic environment for Sopheon's products and services is more optimistic than in the past. Our products are generating good levels of interest, have an expanding installed and referenceable client base, and enjoy increased validation by the market. Accolade has demonstrated consistently that it is a valuable solution in which clients are prepared to invest. Success remains dependent upon meeting sales targets, and accordingly we continue to exercise balance and caution in our planning approach. The cost base remains under tight control, and the board is striving to protect the high degree of focus that our divestment strategy has achieved.

The board believes that prospects for the company are positive in the current year and beyond, and that we are well-positioned to continue to advance toward our goal of becoming a leading international supplier of software and services that improve the financial return on innovation and product development investments.

Overall, we are encouraged by the direction, focus and momentum of our business, and we look forward to a successful 2004.

Sopheon preliminary results / page 6

SOPHEON PLC
GROUP PROFIT AND LOSS ACCOUNT FOR THE YEAR TO 31 DECEMBER 2003
(UNAUDITED)

	2003	2002
	£'000	£'000

Turnover – continuing and discontinued activities	6,734	12,353
Cost of sales	(4,117)	(9,002)

Gross profit	2,617	3,351
Administrative, sales and marketing expenses	(6,019)	(11,210)
Research and development costs	(1,237)	(2,331)

Operating loss before amortisation of goodwill	(4,639)	(10,190)
Amortisation of goodwill	(4,586)	(5,922)

Operating loss	(9,225)	(16,112)
Profit on disposal of operations	3,568	-
Bank interest receivable	76	260
Interest payable and similar charges	(225)	(327)

Loss on ordinary activities before taxation	(5,806)	(16,179)
Taxation – research and development tax credit	305	126

Loss on ordinary activities after taxation	(5,501)	(16,053)

Loss per share - basic and diluted	(6.3p )	(19.4p )

LBITDA	(4,066)	(8,910)

GROUP STATEMENT OF TOTAL RECOGNISED GAINS AND LOSSES
(UNAUDITED)

	2003	2002
	£'000	£'000

Loss for the financial year	(5,501)	(16,053)
Exchange difference on retranslation of net assets of subsidiary undertakings	88	75

Total recognised gains and losses relating to the year	(5,413)	(15,978)

Sopheon preliminary results / page 7

SOPHEON PLC
GROUP BALANCE SHEET AS AT 31 DECEMBER 2003
(UNAUDITED)

	2003	2002
	£'000	£'000
Fixed assets
Goodwill	440	4,925
Tangible assets	195	900

	635	5,825
Current assets
Debtors	1,159	2,660
Cash and short term deposits	878	3,355

	2,037	6,015

Creditors: amounts falling due within one year	(1,996)	(6,332)

Net current assets/(liabilities)	41	(317)

Total assets less current liabilities	676	5,508

Creditors: amounts falling due after more than one year
Convertible loan note	(2,561)	(2,569)
Provisions for liabilities and charges	-	(513)

	(2,561)	(3,082)

	(1,885)	2,426

Capital and reserves
Called up share capital	4,821	4,147
Share premium account and merger reserve	64,364	63,764
Other reserves	4,164	4,910
Profit and loss account	(75,234)	(70,395)

Shareholders' (deficit)/funds (all equity interests)	(1,885)	2,426

GROUP STATEMENT OF CASH FLOWS FOR THE YEAR TO 31 DECEMBER 2003
(UNAUDITED)

	2003	2002
	£'000	£'000

Net cash outflow from operating activities	(4,332)	(10,268)

Return on investment and servicing of finance	(149)	(67)
Taxation	305	126
Capital expenditure and financial investment	(27)	(86)
Acquisitions and disposals	1,031	-
Decrease in short term deposits	1,934	8,186
Financing	1,480	(12)

Increase/(decrease) in cash	242	(2,121)

Decrease in short term deposits	(1,934)	(8,186)

Decrease in cash and liquid resources	(1,692)	(10,307)

Sopheon preliminary results / page 8

NOTES

Principal Accounting Policies

Accounting convention and basis of preparation
The financial statements are prepared under the historical cost convention on the going concern basis, and in accordance with applicable accounting standards. During the year the company divested its loss-making IM operations in North America and Germany, and has significantly reduced the cost-base in its continuing operations. Nevertheless, following these actions, the group has continued to make trading losses, albeit at a much reduced level. At the year-end, after deducting convertible loans of £2.6m, the group reported consolidated net liabilities of £1.9m. Net current assets stood at £41,000 and gross cash resources £878,000.

The directors are considering a range of options to propose to the holders of the Company's £2.6m convertible loan, which falls due in June 2005, in the event that some or all of it remains unconverted at the time of maturity. The loan note has a conversion price of 12p per ordinary share, compared with market prices of 16p and 35p on 31 December 2003 and 30 March 2004 respectively. Alternatives include further extension of maturity date, and redemption at par. A change to the terms of the loan stock instrument would need to be put to a meeting of its holders. At the time of preparing this report, it is not anticipated that the alternatives under consideration would require modification of the loan stock conversion price.

On 23 December 2003 the company announced that it had entered into a definitive agreement with GEM Global Yield Fund Limited ("GEM Global") for a €10 million equity line of credit facility. The agreement takes the form of a subscription and share lending agreement ("the Agreement") such that the Company may, at its option within the terms of the Agreement, require GEM Global to subscribe for Sopheon shares at a 10% discount to the average market bid price for the 15 days preceding the issue, up to an aggregate of €10 million over the two year life of the Agreement. GEM Global's obligation to subscribe for shares is subject to certain restrictions including the prevailing trading volumes of Sopheon shares on the Euronext stock exchange. On 3 March 2004, the Company made a first call on the equity line of credit facility raising £620,000 before expenses by way of a placing of 2,000,000 new ordinary shares for cash. Further issues of shares through the equity line facility may require shareholder approval for an increase in the directors' authority to issue and allot shares. This will be dependent on existing authorities held by the board at the time, the market price of Sopheon's shares and the amount being raised.

In addition to its use of the equity line, the Company also raised £828,000 before expenses by way of a placing of 3,600,000 new ordinary shares for cash at 23p per share on 24 January 2004.

The directors believe that these steps will provide the group with adequate funding to support its activities through to the point at which they forecast that trading becomes cash generative. Nevertheless, the ability of the group to continue as a going concern also depends upon meeting the sales targets on which the trading forecasts for the group are based, which represent substantial growth over 2003. The directors have a reasonable expectation that these outcomes will occur, and that together they will provide adequate resources to enable the group to continue as a going concern. However, these outcomes are not certain. In the event that sales targets are not met, and in the absence of any other appropriate measures that might be available to the board, the cash generated from sales would continue to be insufficient to cover the cash outflows of the group, and the going concern basis would cease to be appropriate.

The financial statements do not reflect any adjustments which would be required if the going concern assumption was not appropriate. Given the uncertainty described above it is not currently possible to determine the extent and quantification of such adjustments but these would include the reclassification of creditors due in more than one year to less than one year, the write down of the carrying value of goodwill in the balance sheet to the best estimate of net realisable value on disposal, and provision for additional liabilities.

The auditors have indicated that they expect to issue an unqualified audit report, but will draw attention to the fundamental uncertainty over going concern.

Sopheon preliminary results / page 9

NOTES

Principal Accounting Policies

Tangible fixed assets
Tangible fixed assets are stated at historical cost, less accumulated depreciation. Tangible fixed assets are depreciated on a straight-line basis at rates ranging from 20% to 33% per annum on cost over their expected useful lives.

Research and development
Research and development expenditure is written off as incurred. The costs of registering patents and trademarks are written off as incurred.

Goodwill
Goodwill arising on consolidation is capitalised and amortised on a straight-line basis over its estimated useful economic life, which is three years in all cases. Goodwill is reviewed for impairment at the end of the first full financial year after acquisition and in other periods if events or changes in circumstances indicate that carrying values may not be recoverable. If a subsidiary, associate or business is subsequently sold or closed, any goodwill arising on acquisition that has not been amortised is taken into account in determining the profit or loss on sale or closure.

Deferred taxation
Deferred tax is recognised in respect of all timing differences that have originated but not reversed at the balance sheet date where transactions or events that result in an obligation to pay more, or a right to pay less, tax in the future have occurred at the balance sheet date, with the following exception. Deferred tax assets are recognised only to the extent that the directors consider that it is more likely than not that there will be suitable taxable profits from which the future reversal of the underlying timing differences can be deducted. Deferred tax is measured on a non-discounted basis at the tax rates that are expected to apply in the periods in which timing differences reverse, based on tax rates and laws enacted or substantively enacted at the balance sheet date.

Foreign currencies
The assets and liabilities of the subsidiary undertakings are translated at the rate of exchange ruling at the balance sheet date. The profit and loss account is translated at the average rate of exchange. The exchange differences arising on the retranslation of subsidiary undertakings are, together with differences arising on the translation of long-term intra-group funding loans that are not intended to be repaid in the foreseeable future, taken directly to reserves. All other differences are taken to the profit and loss account.

Pensions
Sopheon contributes to the personal pension arrangements of employees, the costs of which are charged in the profit and loss account as incurred.

Leasing
Rentals payable under operating leases are charged to the profit and loss account on a straight-line basis over the lease term.

Basis of consolidation
The consolidated financial statements include the results of the company and its subsidiary undertakings. The results of Sopheon Teltech (the information and research services division of Sopheon Corporation Minnesota) and Sopheon GmbH (formerly the Technology and Information Services Division of Aventis Research & Technologies) have been included up to their dates of disposal, which were respectively 1 July 2003 and 15 August 2003.

LBITDA
LBITDA represents losses before interest, tax, depreciation and amortisation, also excluding profits on disposal of operations and non-recurring equity-based costs incurred in connection with acquisitions.

Sopheon preliminary results / page 10

NOTES

Turnover
Turnover (excluding value-added tax) represents the amounts derived from the Group's principal continuing activities which comprise £2,669,000 (2002: £2,854,000) from the design, development, production and marketing of software products together with associated implementation and consultancy services and, to a substantially reduced extent in 2003, the provision of custom software solutions, and £4,065,000 (2002: £9,499,000) from discontinued activities comprising mainly of the provision of information and research services by Sopheon GmbH and Sopheon Teltech up to the relevant dates of disposal.

Sales of software products are recognised on delivery, and when no significant vendor obligations remain. Revenues from implementation and post contract support services in respect of software sales are recognised as the services are performed. Periodic subscription revenue is recognised rateably over the subscription period. Transaction-based revenue is billed and recognised as the related services are rendered. Revenues relating to significant maintenance and support agreements are deferred and recognised over the period of the agreements. Revenues and associated costs under long term contracts are recognised on a percentage basis as the work is completed and any relevant milestones are met, using latest estimates to determine the expected duration and cost of the project.

Earnings per share
The calculation of basic loss per ordinary share is based on a loss of £5,501,000 (2002 – loss of £16,053,000) and 87,274,941 (2002 - 82,669,430) ordinary shares, being the weighted average number of ordinary shares in issue during the year. The effect of all potential ordinary shares is antidilutive.

Creditors
Creditors within one year include overdrafts and lines of credit totalling £157,000 (2002 - £947,000) and deferred revenues of £254,000 (2002 - £1,584,000).

Annual Report
The financial information set out above does not constitute the company's statutory financial statements as defined in section 240 of the UK Companies Act 1985 for the years ended 31 December 2003 or 2002. Statutory financial statements for 2002 have been delivered to the registrar of companies and an unqualified audit opinion was issued thereon. The statutory financial statements for 2003 will be delivered to the registrar of companies following the Company's annual general meeting. The Annual Report and Financial Statements will be posted to shareholders shortly and thereafter will be available from the Company's registered office at 40 Occam Road, Surrey Research Park, Guildford, Surrey GU2 7YG.

Cautionary Statement
Sopheon has made forward-looking statements in this press release, including statements about the market for and benefits of its products and services; financial results; product development plans; the potential benefits of business relationships with third parties and business strategies. These statements about future events are subject to risks and uncertainties that could cause Sopheon's actual results to differ materially from those that might be inferred from the forward-looking statements. Sopheon can make no assurance that any forward-looking statements will prove correct. Descriptions of some of the key risk factors that could negatively affect Sopheon's future performance are contained in Sopheon's Form 20 - F Annual Report, on file with the U.S. Securities and Exchange Commission.